FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2013

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Fourth quarter, year ended March 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 8, 2013	By:	/s/ Eiji Miura
Eiji Miura
Senior Managing Director

Consolidated Results of Operations

Fourth quarter, year ending March 2013

(US GAAP)

Nomura Hodings, Inc.

April 2013

© Nomura

Disclaimer

This document is produced by Nomura Holdings, Inc. (“Nomura”).

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

All rights regarding this document are reserved by Nomura. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Actual results and financial condition may differ, possibly materially, from what is indicated in those forward-looking statements. You should not place undue reliance on any forward-looking statement and should consider all of the following uncertainties and risk factors, as well as those more fully discussed under Nomura’s most recent Annual Report on Form 20-F and other reports filed with the U.S. Securities and Exchange Commission (“SEC”) that are available on Nomura’s website (http://www.nomura.com) and on the SEC’s website (http://www.sec.gov); Important risk factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

Forward-looking statements speak only as of the date they are made, and Nomura undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made.

The consolidated financial information in this document is unaudited.

Outline

Presentation

Executive summary (p. 3-4)

Overview of results (p. 5)

Business segment results (p. 6)

Retail (p. 7-8)

Asset Management (p. 9-10)

Wholesale (p. 11-14)

Non-interest expenses (p. 15-16)

Progress of cost reduction program (p. 17)

Robust financial position (p. 18)

Changes to shareholders’ equity (Tier 1) and risk-weighted assets (p. 19)

Funding and liquidity (p. 20)

Exposure to European peripheral countries (p. 21)

Financial Supplement

Consolidated balance sheet (p. 23)

Value at risk (p. 24)

Consolidated financial highlights (p. 25)

Consolidated income (p. 26)

Main revenue items (p. 27)

Adjustment of consolidated results and segment results:

Income (loss) before income taxes (p. 28)

Segment “Others” (p. 29)

Retail related data (p. 30-34)

Asset Management related data (p. 35-36)

Wholesale related data (p. 37-38)

Number of employees (p. 39)

2

Executive summary

NOMURA

Full year highlights

- **Reported marked increase in revenue and income: Both income before income taxes and net income[1] at highest level since year ended March 2007**

– Net revenue:	Y1,813.6bn	(+18% YoY)
– Income before income taxes:	Y237.7bn	(+180% YoY)
– Net income[1]:	Y107.2bn	(9.3x YoY)
– ROE:	4.9%	(FY11/12: ROE 0.6%)
– Dividend per share:	Year-end: Y6; Annual: Y8	

- **Income before income taxes from three business segments totaled Y193.5bn (4.2x YoY); All businesses reported higher income YoY**

  – Retail
  - ✓ Net revenue: Y397.9bn (+14% YoY); Income before income taxes: Y100.6bn (+59% YoY)
  - ✓ Performance rebounded in 2H as consulting-based sales approach now well established and market conditions turned favorable

  – Asset Management
  - ✓ Net revenue: Y68.9bn (+5% YoY); Income before income taxes: Y21.2bn (+3% YoY)
  - ✓ Steady growth in assets under management

  – Wholesale
  - ✓ Net revenue: Y644.9bn (+16% YoY); Income before income taxes: Y71.7bn (FY11/12: Y37.7bn pretax loss)
  - ✓ Revenues driven by Fixed Income
  - ✓ Absorbed effects of cost reduction program and reported revenues in Equities and Investment Banking[2] in line with last year
  - ✓ Continued efforts to raise profitability: Reduced cost base, achieving pretax profitability

Income before income taxes jumped YoY


(billions of yen)
Group-wide: +180%
237.7
85.0
3 segment total
193.5
4.2x
46.0
Unrealized gain on investments in equity securities held for operating purposes
Other
Wholesale
Asset Management
Retail
FY2011/12 Full year
FY2012/13 Full year

(1) Net income attributable to Nomura Holdings shareholders.
(2) Net revenue in Investment Banking excluding "Other".

3

Executive summary

NOMURA

4Q highlights

- **Significant QoQ increase in revenue and income: Both income before income taxes and net income[1] at highest level since FY2005/06 4Q**
- **Robust Retail performance and one-off gain on secondary offering of Nomura Real Estate Holdings ("NREH") shares (Y50.1bn) contributed to overall earnings**

– Net revenue:	Y653.6bn	(+68% QoQ)
– Income before income taxes:	Y169.7bn	(13.1x QoQ)
– Net income[1]:	Y82.4bn	(4.1x QoQ)
– ROE:	14.8%	(3Q: ROE 3.8%)

- **Income before income taxes from three business segments totaled Y96.8bn (+35% QoQ), representing strongest quarter since FY2007/08 1Q**

  – Retail
  - ✓ Net revenue: Y138.7bn (+45% QoQ); Income before income taxes: Y57.2bn (+182% QoQ)
  - ✓ Stock market rally underpinned strong growth in sales of equity-related products

  – Asset Management
  - ✓ Net revenue: Y18.3bn (-3% QoQ)l; Income before income taxes: Y3.9bn (-46% QoQ)
  - ✓ Revenues in line with last quarter which included revenues from performance fees and dividends

  – Wholesale
  - ✓ Net revenue: Y196.9bn (+4% QoQ); income before income taxes: Y35.7bn (-20% QoQ)
  - ✓ Strongest revenues since FY2009/10 3Q with Japan revenues showing a sharp increase QoQ

- **Income before income taxes in "Other" segment of Y50.1bn**
  - ✓ Capital gain on NREH stock offering: Y11.6bn; Unrealized gain on remaining stake: Y38.5bn
  - ✓ Earnings of subsidiaries, equity in earnings of affiliates, earnings from businesses not included in three segments: Y45bn
  - ✓ Loss (Y34.8bn) due to changes in own and counterparty credit spreads

Income before income taxes jumped QoQ



(billions of yen)
Income before income taxes (total)
Group-wide: 13.1x
19.7
35.4
13.0
169.7
Unrealized gain on investments in equity securities held for operating purposes
Other
Wholesale
Asset Management
Retail
1Q
2Q
3Q
4Q

(1) Net income attributable to Nomura Holdings shareholders.

4

Overview of results

Highlights

(billions of yen, except EPS and ROE)

FY2012/13

FY2012/13

QoQ

YoY

YoY

4Q Full year

Net revenue 653.6 +68% +31% 1,813.6 +18%

Non-interest expenses 483.9 +29% +10% 1,575.9 +9%

Income before income taxes 169.7 13.1x +179% 237.7 +180%

Net income 1 82.4 4.1x 3.7x 107.2 9.3x

EPS2 21.55 yen 4.0x 3.6x 28.37 yen 9.0x

ROE3 14.8% 4.9%

(1) Net income attributable to Nomura Holdings shareholders.

(2) Diluted net income attributable to Nomura Holdings shareholders per share.

(3) Calculated using annualized net income for each period.

5

Business segment results

Net revenue and income before income taxes

FY2012/13 FY2012/13

(billions of yen) QoQ YoY YoY

4Q Full year

Net Retail 138.7 +45% +50% 397.9 +14%

Revenues

Asset Management 18.3 -3% +16% 68.9 +5%

Wholesale 196.9 +4% +24% 644.9 +16%

Segment total 354.0 +17% +33% 1,111.7 +14%

Other 276.9 3.6x +24% 664.2 +18%

Unrealized gain (loss) on investments in

equity securities held for operating purposes 22.8 +156% +130% 37.7 9.9x

Net revenue 653.6 +68% +31% 1,813.6 +18%

Income Retail 57.2 +182% +182% 100.6 +59%

before

income Asset Management 3.9 -46% -5% 21.2 +3%

taxes Wholesale 35.7 -20% 3.0x 71.7 -

Segment total 96.8 +35% +167% 193.5 4.2x

Other* 50.1 - 3.4x 6.6 -81%

Unrealized gain (loss) on investments in

equity securities held for operating purposes 22.8 +156% +130% 37.7 9.9x

Income before income taxes 169.7 13.1x +179% 237.7 +180%

*Additional information on 4Q “Other” income before income taxes (Y50.1bn)

Capital gain on NREH stock offering: Y11.6bn; Unrealized gain on remaining stake: Y38.5bn

Earnings of subsidiaries, equity in earnings of affiliates, earnings from businesses not included in three segments: Y45bn

Loss (Y34.8bn) due to changes in own and counterparty credit spreads

6

Retail

NOMURA

Net revenue and income before income taxes

(billions of yen)	Full year		Quarter						
	FY11/12	FY12/13	FY11/12 4Q	FY2012/13 1Q	FY2012/13 2Q	FY2012/13 3Q	FY2012/13 4Q	QoQ	YoY
Net revenue	350.3	**397.9**	92.4	82.7	80.8	95.7	**138.7**	+45%	+50%
Non-interest expenses	287.1	**297.3**	72.1	70.5	69.8	75.4	**81.5**	+8%	+13%
Income before income taxes	63.1	**100.6**	20.3	12.2	11.0	20.3	**57.2**	+182%	+182%

Retail client assets

(trillions of yen)



72.0
68.2
67.3
73.6
83.8
FY2011/12
FY2012/13
Mar
Jun
Sep
Dec
Mar

Key points

Full year

- Net revenue: Y397.9bn (+14% YoY)
- Income before income taxes: Y100.6bn (+59% YoY)
- Consulting-based sales are now well established and performance improved sharply in 2H as market conditions turned favorable

4Q results

- Net revenue: Y138.7bn (+45% QoQ; +50% YoY)
- Income before income taxes: Y57.2bn (+182% QoQ; +182% YoY)

- Net revenue and income before income taxes increased markedly QoQ; Income before income taxes at highest level since FY2005/06 3Q
  - Total sales jumped 69% QoQ
  - Stock market rally underpinned strong growth in sales of equity-related products
  - Increased costs of approximately Y5bn related to new IT system were more than offset by strong revenues

- Client franchise
  - Retail client assets Y83.8trn
  - Accounts with balance 5.02m
  - Net asset inflows Y38bn
- Sales of main investment trusts
  - Nomura Japan Brand Investment Stock Fund Y206.9bn
  - Nomura High Dividend Infrastructure Equity Premium Fund Y171.0bn
  - Nomura Japan High Dividend Stock Premium Fund Y123.6bn
  - TMA J-REIT Fund Y85.4bn
- Other sales
  - IPOs and public offerings Y157.1bn
  - Retail bonds (total) Y594.1bn
    - (of which) foreign bonds Y315.8bn

7

Retail: Stock market rally drives robust sales of equity-related products

Total sales

(billions of yen)

Stocks Bonds Investment trusts Others

5,000 4,000 3,000 2,000 1,000 0

FY2011/12 FY2012/13

4Q 1Q 2Q 3Q 4Q

Net asset inflows 1 and investment trust net inflows 2

(billions of yen)

800 600 400 200 0

Net asset inflow (lhs)

Investment trust net inflows (rhs)

185

-4

647

107

73

360

96

38

218

FY2011/12 FY2012/13

4Q 1Q 2Q 3Q 4Q

All products contributed to 69% QoQ increase in total sales

Equities: Total sales up 2.5x QoQ

– Solid momentum in secondary business driven by higher risk appetite among retail investors and rise in TSE market turnover

– Primary deals and foreign stocks also contributed to revenues

Investment trusts: Total sales up 40% QoQ

– Sales of existing Japan stock related funds remained strong

– Investment trust net inflows of Y218.3bn marked the fourth straight quarter of net inflows

Bonds: Sales up 20% QoQ

– Robust sales of domestic bonds such as corporate bonds and JGBs for individuals

Strong growth in equities sales

(billions of yen)

932 820

703 685

2,316

FY2011/12 FY2012/13

4Q 1Q 2Q 3Q 4Q

(1) Net asset inflows = Asset inflows – asset outflows. Retail client assets exclude portion from regional financial institutions.

(2) Retail channel only.

8

Asset Management

NOMURA

Net revenue and income before income taxes

(billions of yen)	Full year		Quarter						
	FY11/12	FY12/13	FY11/12	FY2012/13				QoQ	YoY
			4Q	1Q	2Q	3Q	4Q		
Net revenue	65.8	**68.9**	15.7	16.4	15.4	18.8	**18.3**	-3%	+16%
Non-interest expenses	45.3	**47.8**	11.6	11.0	10.9	11.5	**14.4**	+25%	+24%
Income before income taxes	20.5	**21.2**	4.1	5.4	4.6	7.3	**3.9**	-46%	-5%

Assets under management



(trillions of yen)
AuM (gross)¹
AuM (net)²
31.9
24.6
30.1
23.3
29.6
22.7
32.7
25.1
36.1
27.9
FY2011/12
FY2012/13
Mar
Jun
Sep
Dec
Mar

Key points

Full year

- Net revenue: Y68.9bn (+5% YoY)
- Income before income taxes: Y21.2bn (+3% YoY)
  - Steady growth in AuM; Both net revenue and income before income taxes increased YoY

4Q results

- Net revenue: Y18.3bn (-3% QoQ; +16% YoY)
- Income before income taxes: Y3.9bn (-46% QoQ; -5% YoY)
  - Revenues in line with last quarter which included revenues from performance fees and dividends; Assets under management increased by 10% QoQ
  - Income before income taxes declined QoQ due to one-off charge related to revaluation of assets

Investment trust business

- Investor risk appetite increased with funds primarily flowing into Japan stock and high dividend stock investment trusts

	4Q fund inflows
✓ Nomura High Dividend Infrastructure Equity Premium Fund:	Y139.9bn
✓ Nomura Japan Brand Investment Stock Fund :	Y128.4bn
✓ Nomura Japan High Dividend Stock Premium Fund:	Y99.1bn

- Enhanced NEXT FUNDS ETF product lineup
  - Newly listed Nomura Japan Equity High Dividend 70 ETF to meet investor needs for income
  - Total of 40 ETFs with AuM of Y2.6trn at end of Mar (Maintained #1 spot with 51% market share)[3]

Investment advisory

- AuM increased 10% QoQ supported by the market rally; Continued to win mandates for a diverse range of products

(1) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital.
(2) Net after deducting duplications from assets under management (gross). (3) Source: The Investment Trusts Association, Japan.

9

Asset Management: Investment trust inflows remained strong

Assets under management (gross)1 by business

(trillions of yen) Investment trust business Investment advisory business

32.7 36.1 31.9 30.1 29.6

9.6

8.9 8.7

8.6 7.8

24.0 26.5 23.0 21.5 21.7

40.0 30.0 20.0 10.0 0.0

FY2011/12 FY2012/13

Mar Jun Sep Dec Mar

Investment trust business flow of funds2

(billions of yen)

Investment trust business (excl. ETFs) ETFs

400

200

0

-200

33

241

17 70

307

48

464

66

-114

-19

FY2011/12 FY2012/13

4Q 1Q 2Q 3Q 4Q

(1) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital.

(2) Based on assets under management (net). (3) Source: The Investment Trusts Association, Japan.

Nomura Asset Management share of public investment trust market3

23.0% 22.0% 21.0%

20.0%

19.0%

22.4%

22.1%	22.2% 22.1% 22.3%

FY2011/12 FY2012/13

Mar Jun Sep Dec Mar

Awards

Won nine best funds awards at Lipper Fund Awards Japan 2013

– Bond Emerging Markets Global—Hard Currency (5 years)

Nomura Emerging Bond Fund A Course

– Bond US Dollar — High Yield (5 years)

Nomura High Yield B OP Hedge Monthly Settlement

– Equity India (5 years)

Nomura India Equity Investment

– Mixed Asset JPY Conservative (10 years)

Nomura Balance Select 30

Won best fund at Lipper Fund Awards Germany 2013

– Bond Euro – Inflation Linked (3 and 5 years)

‘Nomura Real Return Fonds’ managed by Nomura Asset Management

Deutschland KAG mbH

Wholesale

NOMURA

Net revenue and income (loss) before income taxes[1]

(billions of yen)

	Full year		Quarter						
	FY11/12	FY12/13	FY11/12	FY2012/13				QoQ	YoY
			4Q	1Q	2Q	3Q	4Q		
Net revenue	555.0	**644.9**	158.4	121.9	137.1	189.0	**196.9**	+4%	+24%
Non-interest expenses	592.7	**573.2**	146.5	130.4	136.9	144.6	**161.3**	+12%	+10%
Income before income taxes	-37.7	**71.7**	11.9	-8.6	0.2	44.4	**35.7**	-20%	3.0x

Net revenue by region[1]

(billions of yen)



200.0
150.0
100.0
50.0
0.0
20.1
42.5
55.5
40.4
15.4
35.5
41.0
30.1
15.0
45.0
44.3
32.8
26.0
58.9
72.5
31.5
21.8
50.5
41.2
83.4
AEJ
Americas
EMEA
Japan
FY2011/12
FY2012/13
4Q
1Q
2Q
3Q
4Q

Key points

Full year

- Net revenue: Y644.9bn (+16% YoY)
- Income before income taxes: Y71.7bn
  - Revenues were driven by Fixed Income which reported stronger revenues YoY across all products and international regions
  - Absorbed effects of cost reduction program and reported revenues in Equities and Investment Banking[2] in line with last year
  - Continued efforts to raise profitability: Costs down by 3%

4Q results

- Net revenue: Y196.9bn (+4% QoQ; +24% YoY)
- Income before income taxes: Y35.7bn (-20% QoQ; 3.0x YoY)
  - Net revenue at highest level since 3Q FY09/10; Japan revenues jumped significantly
  - Higher costs as a result of one-off expenses of Y6bn related to cost reduction program and due to yen depreciation

Regional performance (net revenue, QoQ)

- Japan (Y83.4bn, +165%)
  - All business lines reported stronger revenues QoQ on market recovery and increased revenue opportunities
- Americas (Y50.5bn, -14%)
  - Revenues remained solid, albeit lower than strong 3Q, driven by Fixed Income and rebound in Equities
- EMEA (Y41.2bn, -43%)
  - Revenues declined QoQ due to a slowdown in Fixed Income from lower market volatility and the absence of the Y16bn booked in 3Q from the sale of private equity assets
- AEJ (Y21.8bn, -16%)
  - While Equities reported higher revenues QoQ, net revenue declined from 3Q which was the strongest in 10 quarters

(1) *Figures have been reclassified to conform to the current presentation following a reorganization in April 2012.*
(2) *Net revenue in Investment Banking excluding "Other".*

11

Global Markets: Fixed Income

NOMURA

Net revenue[1]



(billions of yen)
87.0
71.5
88.6
110.7
108.0
-2% QoQ
+24% YoY
FY2011/12
FY2012/13
4Q
1Q
2Q
3Q
4Q

Annual revenue growth in all international regions



(billions of yen)
274.5
+38%
160.0
218.7
378.7
Americas
AEJ
EMEA
Japan
FY2011/12 Full year
FY2012/13
1H
2H
FY2012/13 Full year

Key points

4Q results

- Net revenue: Y108bn (-2% QoQ; +24% YoY)
  - Second highest quarterly revenues for the year as strong performance in Japan offset slower revenues in international franchise
    - ✓ Japan: Revenue opportunities increased due to shift in macro economic environment
  - Client revenues up 24% QoQ on growth across all regions
- Product level performance
  - Rates
    - ✓ Globally, revenues remained solid
    - ✓ EMEA revenues softened from a strong 3Q on lower market volatility
  - Securitized Products
    - ✓ Revenues were resilient but declined QoQ as asset prices stabilized

- Americas: Revenues more than doubled YoY to the highest level since start of US build out
  - Revenue growth in Rates and Credit complementing continued momentum in Securitized Products
- AEJ: Revenues up approx.70% YoY
  - Franchise growth in both local markets and G10 products
- EMEA: Revenues increased approx. 30% YoY
  - Despite challenging market, revenues increased and client franchise continued to grow

12

(1) *Figures have been reclassified to conform to the current presentation following a reorganization in April 2012.*

Global Markets: Equities

NOMURA

Net revenue[1]



(billions of yen)
51.6
37.1
32.1
47.3
65.1
+38% QoQ
+26% YoY
FY2011/12
FY2012/13
4Q
1Q
2Q
3Q
4Q

Key points

4Q results

- Net revenue: Y65.1bn (+38% QoQ; +26% YoY)
  - Client revenues
    - ✓ Up 37% QoQ on higher turnover on major markets
    - ✓ Strong rebound in Japan
  - Trading revenues
    - ✓ Trading driven by rise in major market indices
- Derivatives: Continued growth since 3Q
  - Particularly strong growth in Japan and AEJ
- Migration of Execution Services to Instinet
  - Migration complete for most major clients, cost reductions exceed target

2H momentum



1.6x
3.6x
+159%
+20%
-4%
Japan
AEJ
Americas
EMEA
FY2012/13
1H
2H

Japan
- Strong market rally
- Primary transactions and block trades contributed to cash revenues
- Derivatives revenues improved significantly as markets climbed

AEJ
- Cash revenues recovered somewhat in the latter half of the year
- Derivatives revenues improved

Americas
- Highest revenues by region
- Stable cash revenues driven by Instinet
- Trading revenues rebounded in 2H

EMEA
- Roughly flat from 1H
- Client activity remained subdued due to economic environment in Europe

(1) *Figures have been reclassified to conform to the current presentation following a reorganization in April 2012.*

13

Investment Banking

NOMURA

Net revenue[1]



(billions of yen)
Investment Banking (Gross)
40.5
32.2
33.3
33.4
44.1
Investment Banking (Net)
Other
19.8
13.3
16.4
30.9
23.8
21.2
15.1
15.8
0.6
13.2
17.7
+32%
0.4
23.4
-23% QoQ
+20% YoY
-1.4
-1.8
FY2011/12
FY2012/13
4Q
1Q
2Q
3Q
4Q

Japan: Stock market rally driving up ECM deal flows



Nikkei Stock Average (yen)
13,000
12,000
11,000
10,000
9,000
8,000
7,000
Apr-12
Jul-12
Oct-12
Jan-13
1-3Q deals
4Q deals
Frontier REIT PO (Y17.8bn)
Nippon Accomodations Fund PO (Y23.2bn)
Nippon Building Fund PO (Y70.2bn)
ANA PO (Y184bn)
GLP J-REIT IPO(Y111bn)
Ebara CB/PO (Y35.7bn)
Broadleaf IPO (Y23.3bn)
Sony Euroyen CB (Y153.8bn)

Key points

- Net revenue: Y23.8bn (-23% QoQ; +20% YoY)
  - Although revenues declined from 3Q when private equity gains were booked, Investment Banking (Net) increased 32% on the back of solid business in Japan
- Gross revenue: Y44.1bn (up both QoQ and YoY)
  - Japan: Highest revenues in eight quarters
    - ✓ Revenues driven by ECM transactions for REITs, etc, and by landmark DCM deals
  - International: Maintained momentum despite lower revenue opportunities
    - ✓ Executed diverse range of transactions such as M&A and solutions primarily for financial institutions and financial sponsors
    - ✓ Leveraged finance revenues continued to grow in the Americas

Global: High-profile deals from cross-regional collaboration

Selected 4Q deals

Sompo Japan hybrid USD bond ($1.4bn)	■ Sompo Japan's first global issuance of hybrid USD bond ✓ Joint bookrunner (lead left) and joint structuring coordinator	Products tailored to client needs and distributed through global franchise
Electricite de France hybrid USD notes ($3.0bn)	■ Electricite de France's largest ever hybrid financing package (€6.2bn in total) ✓ Joint bookrunner	
Lotte Shopping EB[2] (KRW321.2bn)	■ First ever KRW denominated EB[2] offering globally ✓ Joint bookrunner	
Sumitomo Corporation/East Surrey HD (£340m)	■ Enhancing collaboration and expanding business in key resources sector ✓ Financial advisor to Sumitomo Corporation	

(1) *Figures have been reclassified to conform to the current presentation following a reorganization in April 2012.*
(2) *Exchangeable bond*

14

Non-interest expenses

NOMURA



Full year
Quarter
(billions of yen)
(billions of yen)
Other
Business development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage
Compensation and benefits
(Reference) Excluding NREH
1,600
1,200
800
400
0
500
400
300
200
100
0
1,450.9
1,575.9
①
438.2
349.6
366.3
376.1
②
483.9

	FY11/12	FY12/13	FY11/12	FY2012/13				QoQ
			4Q	1Q	2Q	3Q	4Q	
Compensation and benefits	534.6	**547.6**	128.0	124.6	133.7	134.7	**154.6**	**14.8%**
Commissions and floor brokerage	93.5	**91.4**	24.0	22.0	21.9	22.9	**24.6**	**7.3%**
Information processing and communications	177.1	**179.9**	43.7	42.5	45.1	42.7	**49.6**	**16.1%**
Occupancy and related depreciation	100.9	**91.5**	27.6	24.1	22.1	22.2	**23.1**	**4.2%**
Business development expenses	48.5	**49.0**	14.1	11.3	11.2	12.1	**14.5**	**20.0%**
Other	496.2	**616.5**	200.8	125.1	132.2	141.6	**217.6**	**53.7%**
Total	1,450.9	**1,575.9**	438.2	349.6	366.3	376.1	**483.9**	**28.7%**

Key points

Full year

- Non-interest expenses: Y1,575.9bn (+9% YoY)
  - Increase is due to an adjustment related to the consolidation period for Nomura Land and Building (consolidated in May 2011), higher cost of goods sold at NREH on stronger revenues, and other factors
  - Excluding NREH, expenses were roughly flat YoY ･･･①

4Q results

- Non-interest expenses: Y483.9bn (+29% QoQ)
  - Other expenses increased 54% QoQ due to a rise in cost of goods sold at NREH
  - Excluding NREH, expenses increased by 11% QoQ ･･･②

15

(Reference) Non-interest expenses (excl. NREH)

Full year

Non-interest expenses roughly flat YoY (+2%)

Higher costs in international business due to yen depreciation

Increase in one-off expenses

– Booked one-off expenses of Y18.5bn related to cost reduction program, up from Y12.4bn in prior year

– Loss on disposal of It system of approx. Y7.0bn

– Goodwill impairment charge of Y8.3bn

Non-interest expenses were down YoY excluding the above factors

Quarter

Non-interest expenses increased 11% QoQ

Compensation and benefits

– Booked one-off expense of Y7.5bn related to cost reduction program, up from

Y3.9bn in the previous quarter

– Increased bonus pool in line with stronger revenues, higher costs in international business due to yen deprecation, other factors

Information processing and communications

– Costs related to new Retail IT system increased by Y5bn

Marked increase in income before income taxes QoQ as robust revenues more than offset higher costs

(billions of yen)

1,200

800

400

0

FY2011/12 FY2012/13

(billions of yen)

300 200 100 0

FY2011/12 FY2012/13

4Q 1Q 2Q 3Q 4Q

Progress of cost reduction program

Timeline of $1bn cost reduction program

Announced in Sep 2012: $1bn

Japan 18%

AEJ 15%

Americas 21%

EMEA 46%

PE 43%

NPE 57%

FY2012/13 FY2012/13 FY2013/14

2Q 2H

Wholesale: Personnel expenses

35% 90% 100%

Wholesale: Non-personnel expenses

20% 69% 100%

Wholesale: Total

27% 78% 100%

Region PE vs. NPE

Progress to Mar 2013

Additional $1bn cost reductions 78% complete as

of end of March

– Personnel expense reductions progressing

ahead of schedule (90% complete)

Improving profitability

– Migrating Execution Services to Instinet

Migration complete for most major clients,

cost reductions exceeded initial target

– Reorganized Research coverage and Derivatives

business

– Reallocated resources in Investment banking to

key coverage areas

– Corporate has revamped IT system cost

structure and improved business efficiencies

(1) Regional and PE vs. NPE breakdowns for $1bn cost reduction have been adjusted from the figures announced on September 6, 2012.

Robust financial position

Balance sheet related indicators and capital ratios

Total assets Y37.9trn

Shareholders’ equity Y2.3trn

Gross leverage 16.5x

Net leverage1 10.4x

Level 3 assets (net)2 Y0.5trn

Liquidity Y5.9trn

(billions of yen)

Dec 313 Mar 313

Preliminary (Basel 2.5 basis) (Basel 3 basis)

Tier 1 2,174 2,094

Tier 2 321 360

Tier 3 251 -

Total capital 2,492 2,454

RWA 12,834 17,753

Tier 1 ratio 16.9% 11.7%

Tier 1 common ratio4 14.9% 11.7%

Total capital ratio 19.4% 13.8%

(1) Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders’ equity.

(2) Preliminary.

(3) Credit risk assets are calculated using the internal model method. (4) Tier 1 common ratio is defined as Tier 1 capital minus minority interest divided by risk-weighted assets.

Leverage ratio1

(x) Gross leverage ratio 22.0 Net leverage ratio

18.0

16.5

14.0

10.0 10.4

6.0

FY2011/12 FY2012/13

4Q 1Q 2Q 3Q 4Q

Level 3 assets2 and net level 3 assets/Tier 1 capital

(billions of yen) Level 3 assets

1,500 Net Level 3 Assets 60% Net Level 3 Assets / Tier 1 Capital

1,000

31% 29% 32%

25%

25%

500

0 0%

FY2011/12 FY2012/13

4Q 1Q 2Q 3Q 4Q

Changes to shareholders’ equity (Tier 1) and risk-weighted assets

Dec 2012 vs. Mar 2013 (Preliminary)

Tier 1 ratio Tier 1 common ratio Tier 1 (billions of yen)

Risk-weighted assets (billions of yen)

16.9% 18.8% 11.7%

14.9% 18.8% 11.7%

2,174 -225 2,094 2,094

Increase in RWA due to introduction of Basel 3

+1,900

+4,700

-1,230

17,753

12,834 -500

11,110

(Reference)

Fully loaded Basel 3 2019 applied to balance sheet at end of March

Approx. 10% Approx. 10%

Dec 2012 Effect of Others Mar 2013 Credit risk Market risk Mar 2013 Phased Mar 2013

(Basel 2.5) deconsolidation(Decline in(Basel 2.5)(Basel 3) introduction(Fully loaded of NREH trading Basel 3 2019)

positions)

Funding and liquidity

Balance sheet structure

Highly liquid, healthy balance sheet

structure

– 82% of assets are highly liquid

trading and related assets that are

marked-to-market and matched to

trading and related liabilities

through repos etc. (regionally and

by currency)

– Other assets are funded by equity

and long-term debt, ensuring

structural stability

Liquidity portfolio2

Liquidity portfolio:

– Y5.9trn, or 16% of total assets

– Maintain a high quality liquidity

portfolio surplus without the need

for additional unsecured funding

over a certain period

Balance sheet

(As of March 31, 2013)

Assets

Trading assets and related1

Cash and cash deposits

Other assets

Liabilities and equity

Trading liabilities and related1

Other liabilities Short-term borrowings Long-term borrowings

Total equity

Unsecured funding2

Approx. 80% of unsecured funding is long-term debt Diversified sources of funding

Short-term debt 18% Long-term debt due within 1yr, 7%

Loans Bank (incl. lending subordinated) market Long- Euro term debt MTN/Yen, 75%, Retail Average retail bonds, market maturity etc. of over 5 years3 Euro MTN/Other, Wholesale wholesale market bonds, etc.

Breakdown of Funding of short-term/ and long-term long-term debt debt

(1) Trading assets and related: Reverse repo, securities, derivatives, etc. Trading liabilities and related: Repo, securities loaned, derivatives, etc.

(2) Definition differs from financial disclosures reflecting Liquidity Management’s view. Cash and cash deposits portion of liquidity portfolio excludes funds on deposit at exchanges and segregated client funds.

(3) Excludes long-term debt due within one year. Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios.

Exposure to European peripheral countries

GIIPS country exposure (preliminary, as of Mar 31, 2013)

Net exposure Changes

Net inventory 1 Net counter party 2 from Dec

total 2012

Counter Of which,

Total party 2 reserve / Total

hedges

Greece 26 95 -2 93 120 -10

Ireland 230 12 0 12 242 -142

Italy 18 606 -681 -75 -57 -1,812

Portugal -29 2 -38 -36 -65 -48

Spain 476 232 -29 203 678 -8

European peripheral

countries – Total 720 947 -750 197 918 -2,019

Sovereign 548 414 -701 -287 261 -1,817

Non-sovereign 173 533 -49 484 657 -202

(US$m)

(1) Inventory, both long and short positions

(2) Net counterparty exposure (i.e. repurchase transactions, securities lending and OTC derivatives) less collateral.

Peripheral net country exposure of $918m as of end of March

Declined by $2.02bn (-69%) from end of December ($2.94bn)

Mostly due to significant decline in Italian sovereign exposure

Inventory is all trading assets marked to market

Financial Supplement

Consolidated balance sheet

(billions of yen)

Mar. 31, Mar. 31, Increase Mar. 31, Mar 31, Increase

2012 2013(Decrease) 2012 2013(Decrease)

Assets Liabilities

Total cash and cash deposits 1,954 1,653 -301 Short-term borrowings 1,186 738 -447

Total payables and deposits 2,437 2,414 -24

Total loans and receivables 2,211 2,630 418 Total collateralized financing 12,519 15,409 2,890

Trading liabilities 7,495 8,491 996

Total collateralized agreements 13,743 14,115 373 Other liabilities 1,166 978 -188

Long-term borrowings 8,505 7,592 -912

Total trading assets1 and private

equity investments 14,124 17,124 3,001 Total liabilities 33,308 35,623 2,315

Total other assets 3,666 2,420 -1,246 Equity

Total NHI shareholders’ equity 2,107 2,294 187

Noncontrolling interest 282 25 -257

Total assets 35,697 37,942 2,245 Total liabilities and equity 35,697 37,942 2,245

1. Including securities pledged as collateral.

Value at risk

Definition

99% confidence level

1-day time horizon for outstanding portfolio

Inter-product price fluctuations considered

From April 1, 2012 to March 29, 2013 (billions of yen)

Maximum: 8.7

Minimum: 4.3

Average: 6.1

(billions of yen)

Mar 31, Jun. 30, Sep. 30, Dec. 31, Mar. 31,

2012 2012 2012 2012 2013

Equity 1.4 1.2 1.0 2.4 1.3

Interest rate 6.5 5.7 6.6 6.4 5.0

Foreign exchange 2.5 1.7 1.9 2.1 1.9

Sub-total 10.4 8.6 9.5 11.0 8.1

Diversification benefit -3.2 -3.2 -2.3 -3.8 -3.0

VaR 7.2 5.4 7.1 7.2 5.1

Consolidated financial highlights

Full year

(billions of yen)

Net income

ROE (%)

120 100 80 60 40 20 0

8% 6% 4% 2% 0%

11.6 0.6%

107.2

4.9%

Quarter

(billions of yen)

8%

6%

4%

2%

0%

FY2011/12 FY2012/13

Net revenue 1,535.9 1,813.6

Income before income taxes 85.0 237.7

Net income attributable to Nomura 11.6 107.2

Holdings, Inc. (“NHI”) shareholders

Total NHI shareholders’ equity 2,107.2 2,294.4

ROE (%)1 0.6% 4.9%

Diluted-Net income attributable to NHI 3.14 28.37

shareholders per share(yen)

Total NHI shareholders’ equity per share 575.20 618.27

(yen)

FY2011/12 FY2012/13

4Q 1Q 2Q 3Q 4Q

499.0 369.3 401.7 389.1 653.6

60.8 19.7 35.4 13.0 169.7

22.1 1.9 2.8 20.1 82.4

2,107.2 2,099.7 2,096.6 2,167.9 2,294.4

0.6% 0.4% 0.4% 1.5% 4.9%

5.92 0.50 0.74 5.33 21.55

575.20 569.26 567.43 585.27 618.27

(1) Quarterly ROE is calculated using annualized year-to-date net income.

Consolidated income

Full year Quarter

(billions of yen) FY2011/12 FY2012/13

FY2011/12 FY2012/13

4Q 1Q 2Q 3Q 4Q

Revenue

Commissions 347.1 359.1 90.4 77.4 72.3 83.7 125.7

Fees from investment banking 59.6 62.4 14.8 10.4 17.1 13.0 21.8

Asset management and portfolio service fees 144.3 141.0 35.1 33.8 33.4 35.0 38.8

Net gain on trading 272.6 368.0 98.9 84.4 88.9 88.2 106.5

Gain (loss) on private equity investments 25.1 8.1 -1.2 -5.4 0.3 11.6 1.5

Interest and dividends 435.9 394.0 92.4 103.5 92.8 99.7 98.0

Gain (loss) on investments in equity securities 4.0 38.7 9.9 -7.1 13.0 8.9 23.9

Other 563.2 708.8 225.0 142.6 143.4 118.8 304.0

Total revenue 1,851.8 2,079.9 565.4 439.6 461.2 459.0 720.1

Interest expense 315.9 266.3 66.4 70.3 59.5 69.9 66.5

Net revenue 1,535.9 1,813.6 499.0 369.3 401.7 389.1 653.6

Non-interest expenses 1,450.9 1,575.9 438.2 349.6 366.3 376.1 483.9

Income before income taxes 85.0 237.7 60.8 19.7 35.4 13.0 169.7

Net income attributable to NHI shareholders 11.6 107.2 22.1 1.9 2.8 20.1 82.4

Main revenue items

Commissions

Fees from investment banking

Asset management and portfolio service fees

Full year Quarter

FY2011/12 FY2012/13

(billions of yen) FY2011/12 FY2012/13 4Q 1Q 2Q 3Q 4Q

Stock brokerage commissions (retail) 36.0 51.8 11.1 7.4 7.0 10.7 26.6

Stock brokerage commissions (other) 132.7 112.9 31.8 28.4 25.3 27.2 32.0

Other brokerage commissions 9.4 11.7 1.8 2.3 2.6 3.0 3.8

Commissions for distribution of 136.6 150.1 37.6 31.6 28.9 35.2 54.4 investment trusts

Other 32.4 32.6 8.2 7.6 8.5 7.5 9.0

Total 347.1 359.1 90.4 77.4 72.3 83.7 125.7

Equity underwriting and distribution 14.3 21.1 5.4 1.6 9.7 3.4 6.4

Bond underwriting and distribution 14.6 7.8 1.7 1.1 1.1 1.5 4.2

M&A / financial advisory fees 27.0 25.6 5.8 6.2 4.9 6.3 8.2

Other 3.7 7.7 1.9 1.5 1.4 1.8 3.0

Total 59.6 62.4 14.8 10.4 17.1 13.0 21.8

Asset management fees 108.2 105.3 25.9 24.9 24.8 26.3 29.3

Administration fees 18.4 18.6 4.8 4.6 4.4 4.5 5.1

Custodial fees 17.7 17.1 4.4 4.3 4.3 4.2 4.4

Total 144.3 141.0 35.1 33.8 33.4 35.0 38.8

Adjustment of consolidated results and segment results: Income (loss) before income taxes

Full year Quarter

(billions of yen) FY2011/12 FY2012/13

FY2011/12 FY2012/13

4Q 1Q 2Q 3Q 4Q

Retail 63.1 100.6 20.3 12.2 11.0 20.3 57.2

Asset Management 20.5 21.2 4.1 5.4 4.6 7.3 3.9

Wholesale1 -37.7 71.7 11.9 -8.6 0.2 44.4 35.7

Three Business segments total 46.0 193.5 36.3 9.0 15.7 71.9 96.8

Other1 35.2 6.6 14.6 17.0 7.3 -67.9 50.1

Segments total 81.2 200.0 50.9 26.0 23.1 4.1 146.9

Unrealized gain (loss) on investments in equity

securities held for operating purposes 3.8 37.7 9.9 -6.3 12.4 8.9 22.8

Income (loss) before income taxes 85.0 237.7 60.8 19.7 35.4 13.0 169.7

(1) Due to a reorganization in April 2012, reported amounts for Wholesale and Other have been reclassified.

Segment “Other”

Income (loss) before income taxes

Full year

Quarter

(billions of yen)

60 40 20 0 -20 -40 -60 -80

35.2

14.6 17.0

6.6 7.3

(billions of yen)

50.1

-67.9

60

40

20 0 -20 -40 -60 -80

FY2011/12 FY2012/13 FY2011/12 FY2012/13

4Q 1Q 2Q 3Q 4Q

Net gain (loss) related to economic 8.4 1.0 -2.1 -1.2 1.0 0.4 0.8 hedging transactions

Realized gain(loss) on investments in equity 0.2 1.0 0.0 -0.7 0.6 -0.0 1.2 securities held for operating purposes

Equity in earnings of affiliates 10.6 14.4 3.9 1.3 3.3 4.5 5.2

Corporate items -32.1 17.7 -7.1 6.6 -7.0 -14.8 32.9

Others1 48.1 -27.5 19.9 11.1 9.5 -58.0 10.0

Income (Loss) before income taxes 35.2 6.6 14.6 17.0 7.3 -67.9 50.1

(1) Due to a reorganization in April 2012, reported amounts for Wholesale and Other have been reclassified.

Retail related data (1)

NOMURA

(billions of yen)	Full year FY2011/12	Full year FY2012/13	Quarter FY2011/12 4Q	FY2012/13 1Q	FY2012/13 2Q	FY2012/13 3Q	FY2012/13 4Q	QoQ	YoY
Commissions	201.5	**225.9**	55.8	44.1	41.7	55.7	**84.4**	**51.4%**	**51.2%**
Sales credit	59.0	**80.9**	15.6	15.1	16.8	20.3	**28.6**	**40.7%**	**83.3%**
Fees from investment banking and other	38.2	**36.8**	8.7	10.3	9.4	6.6	**10.4**	**57.8%**	**19.6%**
Investment trust administration fees and other	47.4	**49.7**	11.4	11.9	12.0	12.1	**13.7**	**12.8%**	**19.5%**
Net interest revenue	4.2	**4.6**	0.8	1.2	0.9	0.9	**1.7**	**88.5%**	**102.8%**
Net revenue	350.3	**397.9**	92.4	82.7	80.8	95.7	**138.7**	**45.0%**	**50.2%**
Non-interest expenses	287.1	**297.3**	72.1	70.5	69.8	75.4	**81.5**	**8.1%**	**13.1%**
Income before income taxes	63.1	**100.6**	20.3	12.2	11.0	20.3	**57.2**	**182.4%**	**182.0%**
Domestic distribution volume of investment trusts[1]	8,933.9	**9,027.6**	2,381.8	1,952.0	1,804.8	2,198.4	**3,072.4**	**39.8%**	**29.0%**
Bond investment trusts	2,869.4	**2,719.2**	743.2	733.9	549.2	612.1	**824.0**	**34.6%**	**10.9%**
Stock investment trusts	5,217.8	**5,457.0**	1,479.9	1,055.7	1,047.7	1,386.2	**1,967.5**	**41.9%**	**32.9%**
Foreign investment trusts	846.6	**851.4**	158.7	162.4	207.9	200.1	**281.0**	**40.4%**	**77.1%**
Other									
Accumulated value of annuity insurance policies	1,800.8	**1,909.5**	1,800.8	1,828.3	1,856.9	1,883.2	**1,909.5**	**1.4%**	**6.0%**
Sales of JGBs for individual investors (transaction base)	281.2	**189.1**	62.8	62.3	36.9	47.1	**42.8**	**-9.1%**	**-31.9%**
Retail foreign currency bond sales	1,703.4	**1,473.7**	397.5	460.8	350.2	346.9	**315.8**	**-9.0%**	**-20.6%**

(1) Nomura Securities.

30

Retail related data (2)

Stock brokerage commissions and commissions for distribution of investment trusts

Stock brokerage commissions

Commissions for distribution of investment trusts

Full year

(billions of yen)

180 150 120 90 60 30 0

FY2011/12 FY2012/13

Quarter

(billions of yen)

FY2011/12 FY2012/13 QoQ YoY

4Q 1Q 2Q 3Q 4Q

Stock brokerage commissions 36.0 51.8 11.1 7.4 7.0 10.7 26.6 149.1% 140.7%

Commissions for distribution of

investment trusts1 139.9 161.5 38.2 32.4 30.2 43.2 55.7 29.0% 46.0%

(1) Nomura Securities.

Retail related data (3)

Retail client assets

Other

Overseas mutual

funds

Bond investment

trusts

Stock investment

trusts

Domestic bonds

Foreign currency

bonds

Equities

Full year

(trillions of yen)

Quarter

100 80 60 40 20 0

83.8 83.8 72.0 72.0 68.2 67.3 73.6

FY2011/12 FY2012/13 FY2011/12 FY2012/13

Mar. 12 Mar. 13 Mar. 12 Jun. 12 Sep. 12 Dec. 12 Mar. 12

Equities 37.2 46.7 37.2 34.4 33.4 38.0 46.7

Foreign currency bonds 6.2 6.6 6.2 6.2 6.3 6.7 6.6

Domestic bonds 1 12.7 12.4 12.7 12.9 12.7 12.6 12.4

Stock investment trusts 7.7 8.9 7.7 6.9 7.0 7.8 8.9

Bond investment trusts 4.4 4.9 4.4 4.2 4.2 4.4 4.9

Overseas mutual funds 1.4 1.7 1.4 1.3 1.4 1.5 1.7

Other 2 2.3 2.7 2.3 2.2 2.3 2.5 2.7

Total 72.0 83.8 72.0 68.2 67.3 73.6 83.8

(1) Includes CBs and warrants.

(2) Includes annuity insurance

Retail related data (4)

Retail client assets: Net asset inflow1

Full year

Quarter

(billions of yen)

4,000

900

2,400 647 700

2,000 500

360

1,035 300

185

38 100

0

-10

-100

FY2011/12 FY2012/13

FY2011/12 FY2012/13

4Q 1Q 2Q 3Q 4Q

(1) Net asset inflow = asset inflow – asset outflow. Retail client assets exclude portion from regional financial institutions.

Retail related data (5)

Number of accounts

(Thousands) FY2011/12 FY2012/13 FY2011/12 FY2012/13

Mar. 12 Mar. 13 Mar. 12 Jun. 12 Sep. 12 Dec. 12 Mar. 13

Accounts with balance 4,985 5,025 4,985 4,997 5,003 5,006 5,025

Equity holding accounts 2,706 2,717 2,706 2,714 2,731 2,710 2,717

Nomura Home Trade /

Net & Call accounts1 3,773 3,747 3,773 3,796 3,823 3,846 3,747

New Individual accounts / IT share2

Full year Quarter

(Thousands) FY2011/12 FY2012/13 FY2011/12 FY2012/13

4Q 1Q 2Q 3Q 4Q

New individual accounts 235 268 64 52 72 63 82

IT share2

No. of orders 57% 55% 56% 55% 54% 53% 57%

Transaction value 30% 31% 29% 29% 27% 29% 34%

From December 2011, number of accounts refers to total of Nomura Home Trade and Net & Call accounts.

IT share is the percentage of trades via Nomura Home Trade and our Telephone Answer service comprising the total of cash stock transactions and kabushiki-mini-toshi (odd lot stock investment).

Asset Management related data (1)

(billions of yen) FY2011/12 FY2012/13

FY2011/12 FY2012/13 QoQ YoY

4Q 1Q 2Q 3Q 4Q

Net revenue 65.8 68.9 15.7 16.4 15.4 18.8 18.3 -2.6% 16.5%

Non-interest expenses 45.3 47.8 11.6 11.0 10.9 11.5 14.4 25.3% 24.0%

Income before income taxes 20.5 21.2 4.1 5.4 4.6 7.3 3.9 -46.4% -4.8%

Total assets under management

AuM (gross) 1

AuM (net) 2

Full year Quarter

(trillions of yen)

40.0 36.1 36.1

31.9 31.9 32.7

30.0 27.9 30.1 29.6 27.9

24.6 24.6 23.3 22.7 25.1

20.0

10.0

0.0

FY11/12 FY12/13 FY11/12 FY2012/13

Mar 12 Mar 13 Mar 12 Jun. 12 Sep. 12 Dec. 12 Mar. 13

Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital.

Net after deducting duplications from assets under management (gross).

Asset Management related data (2)

Assets under management (gross) by business¹

(trillions of yen)

FY11/12 FY12/13 FY11/12 FY12/13

Mar. 12 Mar. 13 Mar. 12 Jun. 12 Sep. 12 Dec. 12 Mar. 13

Investment trust 23.0 26.5 23.0 21.5 21.7 24.0 26.5

business

Investment advisory 8.9 9.6 8.9 8.6 7.8 8.7 9.6

business

Assets under management

(gross)1 31.9 36.1 31.9 30.1 29.6 32.7 36.1

Asset inflows/outflows by business4

Full year Quarter

(billions of yen) FY11/12 FY12/13

FY11/12 FY12/13

4Q 1Q 2Q 3Q 4Q

Investment trusts

business 295 1,099 13 128 87 354 530

ETFs 347 424 -19 241 70 48 66

Investment advisory

business 513 -529 -87 218 -790 58 -15

Net asset inflow 808 570 -73 346 -703 412 515

Assets under management by company

(trillions of yen)

FY11/12 FY12/13 FY11/12 FY2012/13

Mar 12 Mar 13 Mar 12 Jun. 12 Sep. 12 Dec. 12 Mar. 13

Nomura Asset Management 27.0 30.7 27.0 25.5 24.9 27.6 30.7

Nomura Funds Research 2.8 2.9 2.8 2.6 2.5 2.8 2.9

and Technologies

Nomura Corporate Research 1.5 1.8 1.5 1.5 1.6 1.7 1.8

and Asset Management

Nomura Private Equity 0.6 0.7 0.6 0.6 0.5 0.6 0.7

Capital

Assets under management

(gross)1 31.9 36.1 31.9 30.1 29.6 32.7 36.1

Group company overlap 7.3 8.2 7.3 6.8 6.9 7.6 8.2

Assets under management

(net)2 24.6 27.9 24.6 23.3 22.7 25.1 27.9

Domestic public investment trust market and

Nomura Asset Management market share5

(trillions of yen) FY FY

11/12 12/13 FY11/12 FY12/13

Mar. 12 Mar. 13 Mar. 12 Jun. 12 Sep. 12 Dec. 12 Mar. 13

Domestic public stock investment trusts

Market 51.2 60.0 51.2 47.9 48.3 52.9 60.0

Nomura’s share (%) 17% 18% 17% 17% 17% 18% 18%

Domestic public bond investment trusts

Market 11.0 12.6 11.0 10.5 10.4 11.1 12.6

Nomura’s share (%) 44% 43% 44% 44% 44% 43% 43%

(1) Total assets under management for Nomura Asset Management, Nomura Funds Research and Technologies, Nomura Corporate Research and Asset Management, and Nomura Private Equity Capital.

(2) Assets under management have been reclassified to conform to the current presentation following the conversion of Nomura Funds Research and Technologies America, Inc. into a subsidiary of Nomura Funds Research and Technologies Co., Ltd. in January 2013.

(3) Net after deducting duplications from assets under management (gross). (4) Based on assets under management (net). (5) Source: Investment Trusts Association, Japan

Wholesale related data (1)

Wholesale

(billions of yen) FY2011/12 FY2012/13

FY2011/12 FY2012/13 QoQ YoY

4Q 1Q 2Q 3Q 4Q

Net revenue 555.0 644.9 158.4 121.9 137.1 189.0 196.9 4.2% 24.3%

Non-interest expenses 592.7 573.2 146.5 130.4 136.9 144.6 161.3 11.5% 10.0%

Income (Loss) before income taxes -37.7 71.7 11.9 -8.6 0.2 44.4 35.7 -19.6% 3.0x

Breakdown of Wholesale revenues

FY2011/12 FY2012/13

(billions of yen) FY2011/12 FY2012/13 4Q 1Q 2Q 3Q 4Q QoQ YoY

Fixed Income 274.5 378.7 87.0 71.5 88.6 110.7 108.0 -2.5% 24.1%

Equities 181.2 181.7 51.6 37.1 32.1 47.3 65.1 37.6% 26.3%

Global Markets 455.8 560.4 138.6 108.6 120.7 158.0 173.1 9.5% 24.9%

Investment Banking(Net) 75.4 72.0 21.2 15.1 15.8 17.7 23.4 31.8% 10.2%

Other 23.9 12.4 -1.4 -1.8 0.6 13.2 0.4 -96.7% -

Investment Banking 99.3 84.4 19.8 13.3 16.4 30.9 23.8 -23.1% 20.1%

Net revenue 555.0 644.9 158.4 121.9 137.1 189.0 196.9 4.2% 24.3%

Non-interest expenses 592.7 573.2 146.5 130.4 136.9 144.6 161.3 11.5% 10.0%

Income (Loss) before income taxes -37.7 71.7 11.9 -8.6 0.2 44.4 35.7 -19.6% 3.0x

Investment Banking(Gross) 141.7 143.0 40.5 32.2 33.3 33.4 44.1 31.9% 8.9%

(1) Due to a reorganization in April 2012, reported amounts for Wholesale and Other have been reclassified.

Wholesale related data (2)

Private equity related investments

Terra Firma

Asia

Europe (excluding Terra Firma)

Japan

Full year Quarter

(billions of yen)

300

221.3 221.3

206.0 206.4

200

104.6 103.1 104.6

100

0

FY2011/12 FY2012/13 FY2011/12 FY2012/13

Mar. 12 Mar. 13 Mar. 12 Jun. 12 Sep. 12 Dec. 12 Mar. 13

Japan 65.5 52.7 65.5 59.6 58.9 53.2 52.7

Europe (excluding Terra Firma) 26.8 21.8 26.8 24.1 23.9 21.1 21.8

Asia 1.9 2.0 1.9 1.6 1.7 1.8 2.0

Sub Total 94.1 76.5 94.1 85.3 84.6 76.2 76.5

Terra Firma 127.2 28.1 127.2 120.7 121.8 26.9 28.1

Total 221.3 104.6 221.3 206.0 206.4 103.1 104.6

Number of employees

Mar. 31, 2012 Jun. 30, 2012 Sep. 30, 2012 Dec. 31, 2012 Mar. 31, 2013

Japan (excluding FA)1 19,598 20,197 20,039 19,877 14,123

Japan (FA) 2,011 2,014 1,981 1,951 1,907

Europe 4,014 3,975 3,940 3,747 3,618

Americas 2,420 2,423 2,425 2,316 2,271

Asia-Pacific2 6,352 6,454 6,430 6,207 6,037

Total 34,395 35,063 34,815 34,098 27,956

(1)	Excludes employees of private equity investee companies (2) Includes Powai office in India.

Nomura Holdings, Inc.

www.nomura.com